
REpower
Systems

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


03022937

SUPPL

June 6, 2002


SEC MAIL PROCESSING
RECEIVED
JUN 19 2003
WASH. D.C. 187 SECTION

Re: REpower Systems AG
Commission File No.: 82-34654

Ladies and Gentlemen:

Pursuant to our Rule 12g3-2(b) exemption under the U.S. Securities Exchange Act of 1934, as amended, we are hereby furnishing a press release as well as our quarterly report on our three months results which we published.

Should you have any questions, please feel free to contact Isabelle von Grone at 0049-40539307-23 at your convenience.

Sincerely,



Isabelle von Grone


PROCESSED
JUN 30 2003
THOMSON
FINANCIAL



Enclosures

REpower Systems




SEC MAIL PROCESSING
RECEIVED
JUN 1 9 2003
WASH. D.C.
187
SECTION

Interim Report

First Quarter 2003





Dear Shareholders,

REpower Systems AG got off to a good start in fiscal year 2003. Although seasonal fluctuations mean that the first quarter is traditionally weak in the wind energy sector, we improved significantly on Q1 2002, installing 18 wind turbines with a total rated output of 25.0 megawatts (Q1 2002: seven wind turbines with a total rated output of 10.5 megawatts). This allowed us to generate gross revenue of EUR 36.4 million (2002: EUR 21.6 million) and EBIT of EUR -1.2 million (2002: EUR -3.2 million) in the first quarter of 2003 - also an improvement on the same quarter last year. In order to achieve our growth targets for 2003 we had to use the first quarter, just as we did last year, to prepare for the coming seasonally strong quarters. As a result, higher cost structures in the first quarter of 2003 led as in 2002 to earnings that were slightly in the red. Overall, we can confirm our growth targets for fiscal year 2003 of gross revenue of EUR 330 million and a double-digit EBIT margin.

Our focus on growth involved the recruitment of 33 new, highly qualified employees in the reporting period, as well as the progress made in both development work and REpower's internationalization. Completion of our innovative pp82 rotor blade, for example, allowed us to more or less round off development work on our new product, the highly cost-effective 2-megawatt REpower MM 82, which is designed for inland markets. The prototype will be erected in Grevenbroich, North Rhine-Westphalia, in a few weeks' time. We made substantial progress in positioning REpower internationally in the first quarter of 2003, in particular in France, one of our core markets. The relocation of the headquarters of our joint venture "Les Vents de France" to the French energy center of Belfort enabled us to fulfill one of the criteria for local production of wind turbines in the future. Since we were able to increase our stake in "Les Vents de France" from 50 to 80 percent, REpower will now be able to press ahead with business development in the important French market.

We are particularly proud of the fact that REpower was admitted to the TecDax segment of the German stock exchange in March 2003 as part of Deutsche Börse's re-segmentation of its indices. Only one year after it was first listed on Frankfurt's Neuer Markt, REpower was thus able to secure a place in one of Germany's new selective indices, which groups together 110 of the country's largest listed companies. This will lead to increased visibility, which should put us in a good position to improve both our share price and trading volumes for REpower's shares in the future. This is particularly important given that we are currently dissatisfied with our Company's market valuation, which has now fallen to well below the equity value.

One encouraging development in the first quarter of 2003 was the fact that we were awarded DIN EN ISO 9001:2000 certification of our quality policy. In addition, REpower's Managing Board approved the Guiding Principles of REpower Systems AG, which were developed together with our employees and which set out our long-term strategic focus and targets. As REpower has been designed to ensure sustainability, all its business processes have to satisfy three sometimes contradictory parameters – economic performance, social responsibility, and environmental responsibility. In the long term, there is enormous growth potential for CO_2-free energy sources and companies that are able to offer competitive technologies for exploiting them will be able to record above-average growth. REpower is keen to play a role in this area, and we hope that you will continue to support us in the process.

Sincerely,



Market environment

Developments in Germany

The German wind energy industry was unable to improve on the record figures of the past few years for the first time in the first quarter of 2003; instead, the number of newly installed wind turbines actually fell. In the first three months of the year, 231 wind turbines were installed with a total rated output of 357.3 megawatts. This corresponds to only 78 percent of the level recorded in the previous year, when 353 turbines with a total rated output of 457.0 megawatts were installed. In total, 13,990.0 wind turbines with a total rated output of 12,359.0 megawatts were installed at the end of March 2003, up three percent on the end of 2002. For the year as a whole, the Bundesverband Windenergie (BWE - German Wind Energy Association) predicts that rated output in Germany will total between 2,500.0 and 3,000.0 megawatts. In addition, wind energy is expected to generate enough electricity this year to cover five percent of the country's electricity requirement. (Press release issued by the Bundesverband Windenergie e.V. dated April 8, 2003).

As well as the emerging lack of cost-effective sites, which has been referred to frequently in the past, the drop in newly installed rated output in the first quarter of 2003 is probably also attributable to the general reluctance of insurance companies, banks, etc. to invest in wind energy projects as a result of the ongoing weakness on the economy as a whole.

The amendment to the EEG, which the government has already announced, will be crucial for the future of the wind energy sector in Germany. The first quarter of 2003 was therefore dominated, among other things, by the ongoing debate on the amendment to the EEG and the hardship clause for electricity-intensive companies resolved in the run-up to the amendment. The aim of the bill approved by the government on April 9, 2003, which grants privileges to energy-intensive companies, is to avoid a situation in which the EEG substantially impairs the international competitiveness of these companies. This means that in cases where the obligation to pay the costs arising as a result of the EEG constitutes unreasonable hardship in the sense that it has a material and permanent adverse effect on competitiveness, the proportion of EEG costs which utility companies can pass on to these companies can be limited. (Press release issued by the Bundesumweltministerium (Federal Ministry of the Environment) dated April 9, 2003).

International developments

Although the results for the global wind energy industry in the first quarter of 2003 have still to be published, the report entitled "World Market Update 2002", which was published by BTM Consult AsP at the end of the reporting period, provides the first detailed overview of developments on the global market in fiscal year 2002.
2002 was another record year in the wind energy industry, with the newly installed global rated output totaling 7,227.0 megawatts. 6,868.0 megawatts were installed in Europe alone, meaning that 85.0 percent of global growth was realized in Europe. Germany led the field with 3,168.0 megawatts (IWR; BTM: 3,247.0 megawatts) of newly installed output, followed by Spain (1,493.0 megawatts) and Denmark (530.0 megawatts). Outside Europe, the regions that made the most substantial contributions to the global newly installed rated output were America, with 6.8 percent (494.0 megawatts) and Southeast Asia, with 4.0 percent (291.0 megawatts). This means that the wind energy industry grew by 5.9 percent between 2001 and 2002.

In total, the global installed rated output amounts to 32,037.0 megawatts and accounts for 0.4 percent of the world's electricity generation. This means that the total installed rated output increased by 15.9 percent compared to 2001. There was also a growing global trend towards larger wind turbines: the average capacity of the wind turbines installed was 1.087 megawatts in 2002 as against 915.0 kilowatts in 2001.

Current forecasts expect the global wind energy industry to grow by an average of 11.2 percent between 2003 and 2007. The following developments are forecasted for the next few years:

- Moderate growth in Europe following the record year in 2002
- A comeback by the US market following last year's low increase in installed rated output
- Significant expansion of wind energy in growth markets such as Italy, Australia and Japan
- New offshore installations in Denmark, Sweden, Germany, The Netherlands, Belgium, Ireland and the UK.

Key figures for the REpower Systems Group

Key figures for Group in accordance with IAS	Jan. 1, 03 – Mar. 31, 03	Jan. 1, 02 – Mar. 31, 02
Revenue in EUR thousands	32,953.5	22,703.6
Gross revenue in EUR thousands	36,417.7	21,550.9
Loss from operations in EUR thousands	-1,197.7	-3,169.1
Result before income taxes and minority interest in EUR thousands	-1,283.7	-3,507.3
Result before minority interest in EUR thousands	-920.1	-2,124.0
Net loss in EUR thousands	-1,094.9	-2,226.5

Key figures for Group in accordance with IAS Mar. 31, 2003	
Total assets in EUR thousands	174,419.0
Shareholders' equity in EUR thousands	107,500.9
Equity ratio in %	61.6
Number of no-par value shares* (EUR 1)	5,396,931
Earnings per share in EUR	-0.20
Closing price on Mar. 31, 2003 in EUR	17.72

* *Weighted average*

Business development

Gross revenue development

Including the financial data from consolidated associates, and in particular from Denker & Wulf AG, the REpower Systems Group generated consolidated gross revenue of EUR 36.4 million, compared to EUR 21.6 million in the first three months of 2002. This corresponds to a growth rate of 68.9 percent. Although gross revenue was up on Q1 2002, REpower System AG's first quarter is traditionally weaker than the following quarters due to seasonal fluctuations.

Earnings

Earnings before interest and taxes (EBIT) amounted to EUR -1.2 million in the first quarter of the current fiscal year. The negative EBIT is due on the one hand to the expected decline in gross revenue caused by the cyclical weakness of the first quarter, and, on the other hand, to the cost structures necessary to allow the Company to realize its forecasted growth for the current fiscal year. For example, staff costs in particular rose from EUR 3.6 million in Q1 2002 to EUR 5.1 million in Q1 2003.

National developments

The Company's operating result was largely dominated by revenue generated in Germany in the first quarter of 2003. With installed rated output of 25.0 megawatts, REpower Systems AG achieved a market share of seven percent in Germany, where the total newly installed rated output amounted to 357.3 megawatts. In the same period last year, the Company had a market share of only 2.3 percent. As a result, REpower was able to improve on its starting position on the German market at the beginning of the current fiscal year (source: own calculations). The Company's marketing activities also focused on preparations for the Hannover Messe trade fair in April 2003, where REpower presented the new REpower MM 82 turbine and made a large number of German and international customer contacts.

Seasonal fluctuations

Wind turbine sales in Germany are subject to strong seasonal fluctuations. The following overview of the number of turbines installed clearly shows these fluctuations in 2001 and 2002:

	Q1	Q2	Q3	Q4	Year
2001	16	22	25	62	125
2002	7	41	37	71	156

Revenue and order development

The customer orders processed by the REpower Systems Group are shown below:

Wind turbine model	Q I 2003 Jan. 1, - Mar. 31		Q I 2002 Jan. 1, - Mar. 31	
	Number of wind turbines	Total capacity in MW	Number of wind turbines	Total capacity in MW
MM 70	0	0	0	0
MD 70/77	14	21.0	9	13.5
57/1000	4	4.0	0	0
48/750	0	0	0	0
48/600	0	0	0	0
	18	**25.0**	**9**	**13.5**

Order settlement by wind turbine model for Q1 2003 and Q1 2002

The following table shows the REpower Systems Group's booked business as of March 31, 2003 and March 31, 2002:

Wind turbine model	Mar. 31, 2003		Mar. 31, 2002	
	Number of wind turbines	Total capacity in MW	Number of wind turbines	Total capacity in MW
MM 70	51	102.0	50	100.0
MD 70/77	84	126.0	82	123.0
57/1000	5	5.0	6	6.0
48/600	0	0	4	2.4
	140	**233.0**	**142**	**231.4**

REpower Systems Group's booked business as of March 31, 2003 and March 31, 2002.

The table shows that purchase agreements for 140 wind turbines with a total rated output of 233.0 MW had been concluded by the end of March 2003. Measured against the comparable prior-year figures (142 wind turbines with a rated output of 231.4 MW), both the number of wind turbines and the total rated output remain almost unchanged.

The turbines currently listed under booked business are expected to be erected in 2003 and partially in 2004. In addition, the Group's consolidated associate, Denker & Wulf AG, is expecting to realize projects with a total of 80 wind turbines in 2003.



International developments

In the first three months of 2003, particular progress was made in France, one of REpower Systems AG's core markets. The relocation of the headquarters of "Les Vents de France", REpower's French joint venture, from Paris to Belfort enabled the Company to fulfill one of the criteria for local production operations in the future. "Les Vents des France" is taking over a production facility from the French generator manufacturer Alstom. The site offers a total production area of 2,500m² which will be occupied successively as business develops. Belfort is known as a French energy center and was chosen from ten potential sites on the basis of its particularly suitable infrastructure. In addition, REpower could agree to increase its stake in "Les Vents de France" from 50 percent to 80 percent. This new majority stake will allow REpower to step up its marketing activities in France.

Another encouraging development was the order from REpower's Japanese partner "Meidensha" to supply a further four wind turbines following the shipment of the first wind turbine to Japan in 2002. The turbines will be sent to Japan in the course of fiscal year 2003.

The Company also took part in various international tenders (totaling 100 megawatts) for the first time in the first quarter of 2003. Due to the expansion of REpower's marketing activities abroad and the strengthening of its international project management business, REpower now considers itself to be in a position to tackle not only medium-sized projects, but major international projects, too.

Research and development

In the first three months of 2003, REpower's development activities focused on the 2-megawatt REpower MM 82 wind turbine, which has an enlarged rotor diameter of 82 meters and is intended for less windy sites. The MM 82, which has already generated considerable interest, is the second MM series wind turbine to hit the market following the release of the high-wind MM70 turbine last year. The prototype is scheduled to be erected in May 2003 at the test site owned by Windtest Grevenbroich GmbH in North Rhine-Westphalia. The key component of the MM 82 is the highly innovative pp82 rotor blade, which is being manufactured to order by the rotor blade manufacturer Abeking & Rasmussen. Featuring a carbon fiber hybrid structure, these blades weigh the same as the blades for the smaller 1.5-megawatt MD 70 and therefore provide the key to the excellent profitability of the MM 82. The completion of the prototype of the pp 82 in the reporting period represents a key step in the development of the 2-megawatt REpower MM 82.

Development work also concentrated on the design and production of a 60 Hz version of the MD turbines in fiscal year 2003. These wind turbines are designed for international markets such as Japan and North America. In the first quarter of 2003, REpower finished construction of the turbine ahead of schedule, allowing a 60 Hz version of the MD 70 turbine to be constructed at the Company's production facilities ready for shipment.

In the reporting period, REpower also made further progress in the development of the REpower 5M offshore turbine, which has a rated output of 5 megawatts. The master prototype of the 5M rotor blade was completed within the framework of the cooperation agreement concluded with LM Glasfiber, the Danish world market leader in rotor blade manufacturing, to develop the world's largest rotor blade, which has a diameter of over 125 meters. The remaining components for the REpower 5M are also in the production stage, which means that development of the prototype, which is due to be erected at the beginning of 2004, is well under way.

The fact that Germanische Lloyd Certification GmbH (GLC) certified the quality management system introduced throughout REpower Systems AG in line with DIN EN ISO 9001:2000 represents another welcome development. The system guarantees the standardized, high-quality implementation of all of REpower's key processes.

REpower Systems AG secured another competitive advantage in the first three months of 2003 with certification of the compliance of its turbine types with the new grid feed-in requirements ("E.on requirements"). This proves that the certified turbines meet the requirements of the grid operators, which have been tightened up as a result of the increasing proportion of electricity generated by wind energy. This ensures that REpower's multi-megawatt turbines can be connected to the power grid across Germany. In the medium term, this certification will give the Company a competitive advantage abroad, too, since international power utilities are also expected to move towards the higher standards of the German grid operators.

Employees

The number of staff employed by the REpower Systems Group as of March 31, 2003 totaled 452, up from 299 staff as of March 31 of the previous year. This increase of 153 in the number of employees within a single year represents a growth rate of 51 percent. REpower has thus been able to further increase its workforce as planned and hence prepare for the planned expansion of its business volume in terms of personnel.

REpower shares

REpower Systems AG's shares closed at EUR 17.72* on March 31, 2003. They reached their low of EUR 14,50* for the reporting period on March 14, 2003, and their high of EUR 28,38* on January 20, 2003. The average daily order book* volume totaled 5661.7 shares. The drop in the share price in spite of the fact that REpower Systems AG's fundamental data remained positive was due to a loss of confidence on the part of investors following an increasing number of negative disclosures made by other wind energy companies.
On February 2003, the new German stock market indices were drawn up as part of the re-segmentation of the stock market into the Prime and Domestic Standard. The fact that REpower Systems AG was admitted to the new TecDax index straight away is extremely significant, because it means that the Company ranks among the top 110 listed companies in Germany. Membership of these new index families will improve REpower's visibility on the international capital markets, which should have a generally positive effect on both share price development and the liquidity of the shares.

**Xetra*

Disclosures in accordance with section 20 of the Aktiengesetz (AktG - German Public Companies Act) and sections 21 ff of the Wertpapierhandelsgesetz (WpHG – German Securities Trading Act)

RE-DKW Beteiligungs GmbH, Sehestedt, has notified REpower Systems AG that it holds 28.99 percent of the voting rights as of April 1, 2002. JE/BWU Verwaltungs GmbH, Sehestedt, has notified REpower Systems AG that it holds 11.38 percent of the voting rights as of April 1, 2002. Those employees and members of their families who are members of a voting pool have notified REpower Systems AG that they together hold 5.27 percent of the voting rights as of April 1, 2002.

Outlook

REpower Systems AG expects to generate gross revenue of EUR 330 million in the current fiscal year, with projections already largely covered by current booked business and the planned own project development for 2003, which amounts to 80 megawatts. Once again, the fourth quarter will be crucial to the year as a whole, since this is traditionally when around 50 percent of total revenue is realized. With regards to EBIT, REpower is aiming to record a double-digit margin.

In the second quarter of 2003, REpower Systems AG expects to erect the prototype of the new 2-megawatt REpower MM 82 wind turbine, after development work was almost completed in the first quarter. In addition, REpower aims to erect the first MD 70 turbine, which has a rated output of 1.5 megawatts, in the Czech Republic within the next few weeks. The turbine will be erected at an altitude of around 700 meters at the Nova Fes site in the Erzgebirge mountains.

Consolidated balance sheet as of March 31, 2003 in accordance with IFRSs

Assets (EUR thou.)	Mar. 31, 2003	Dec. 31, 2002
Current assets		
Cash and cash equivalents	1,147.0	11,582.4
Investments in project companies	1,366.5	1,216.8
Construction contracts in progress	8,437.6	4,306.8
Trade receivables	68,469.5	88,855.9
Intragroups receivable due	1,489.9	674.0
Receivables from project companies	4,873.5	16,593.7
Inventories	56,470.7	43,134.6
Prepaid expenses and other current assets	8,249.4	4,391.8
Total current assets	**150,504.1**	**170,756.1**
Non-current assets		
Property, plant and equipment	19,277.5	18,301.7
Intangible assets	2,265.6	2,178.8
Goodwill	1,356.6	1,477.0
Non-current financial assets	398.2	291.2
Equity-accounted investments	447.6	527.6
Long-termloans	169.4	169.4
Deferred tax assets	0.0	22.9
Total non-current assets	**23,914.9**	**22,968.6**
Total assets	**174,419.0**	**193,724.7**

Equity and Liabilities (EUR thou.)	Mar. 31, 2003	Dec. 31, 2002
Current liabilities		
Short-term debt and current portion of long-term debt	16,064.3	6,140.8
Trade payables	8,921.7	24,103.4
Intragroup payables	6.6	16.9
Advance received from customers	1,523.1	1,419.8
Provisions	22,306.9	21,586.1
Deferred revenues	836.4	1,324.6
Income tax liabilities	5,004.4	13,021.2
Other current liabilities	2,462.6	8,247.5
Total current liabilities	**57,126.1**	**75,860.2**
Non-current liabilities		
Long-term debt, less current portion	5,992.2	6,294.8
Deferred tax liability	1,443.0	780.5
Total non-current liabilities	**7,435.2**	**7,075.3**
Minority interest	2,356.9	2,178.8
Equity		
Share capital	5,401.2	5,401.2
Share premium	79,371.2	79,385.7
Retained earnings/accumulated deficit	22,728.5	23,823.4
Total shareholders' equity	**107,500.9**	**108,610.3**
Total liabilities and shareholders' equity	**174,419.0**	**193,724.7**

Consolidated income statement (total cost (type of expenditure) format) for the period January 1, 2003 – March 31, 2003 in accordance with IFRSs

Income statement (EUR thou.)	**Jan. 1, 2003 -Mar. 31, 2003**	**Jan. 1, 2002 -Mar. 31, 2002**
Revenues	32,953.5	22,703.6
Changes in inventories of finished goods and work in progress	3,464.2	-1,152.7
Total revenues	**36,417.7**	**21,550.9**
Other operating income	556.2	225.0
Cost of purchased materials and services	-28,403.2	-16,464.5
Personnel expenses	-5,090.0	-3,643.7
Depreciation and amortization	-791.9	-471.9
Amortization (and impairment) of goodwill	-113.1	-113.1
Other operating expenses	-3,773.4	-4,251.8
Operating income / loss	**-1,197.7**	**-3,169.1**
Interest income and expense	-6.0	-338.2
Net expense from equity-accounted investments	-80.0	0.0
Result before income taxes (and minority interest)	**-1,283.7**	**-3,507.3**
Income tax expense	388.4	1,394.5
Other taxes	-24.8	-11.2
Result before minority interest	**-920.1**	**-2,124.0**
Minority interest	-174.8	-102.5
Net income / loss	**-1,094.9**	**-2,226.5**
Earnings per share	-0.20	-0.62
Weighted average shares outstanding	5,396,931	3,601,198

Consolidated cash flow statement for the first three months of 2003

Cash flow statement (EUR thou.)	Mar. 31, 2003	Mar. 31, 2002
Cash flows from operating activities		
Net loss	-1,094.9	-2,226.5
Adjustments for:		
Minority interest	178.1	102.6
Depreciation and amortization	905.0	585.0
Increase/decrease in provisions and accurals	1,406.1	3,359.5
Gain/loss on the disposal of fixed assets	0.0	64.0
Change in net working capital	-19,558.7	-4,385.5
Net cash used in operating activities	**-18,164.4**	**-2,501.0**
Cash flows from investing activities:		
Acquisition of subsidiaries, net of cash acquired	0.0	-100.0
Purchase of property, plant and equipment	-1,874.1	-951.8
Proceeds from sale of equipment	0,0	64.0
Net cash used in investing activities	**-1,874.1**	**-987.8**
Cash flows from financing activities:		
Proceeds from capital increases	0.0	82,000.0
net IPO expenses	0.0	-6,538.3
Changes from acquisition of own shares	-14.5	0.0
Dividends paid for minority interests	-3.3	0.0
Cash repayments of amounts borrowings	-302.6	-374.4
Net cash used in/from financing activities	**-320.4**	**75,087.3**
Net increase/decrease in cash and cash equivalents	**-20,358.9**	**71,598.5**
Cash and cash equivalents at beginning of period	5,441.6	-11,728.6
Cash and cash equivalents at end of period	**-14,917.3**	**59,869.9**
Cash	1,147.0	68,128.3
Short-term debt	-16,064.3	-8,258.4
Cash and cash equivalents at end of period	**-14,917.3**	**59,869.9**

Accounting policies

The accompanying consolidated interim financial statements for the period January 1, 2003 to March 31, 2003 were prepared on the basis of the single-entity financial statements of all consolidated companies, which were prepared in accordance with the HGB (German Commercial Code) and adjusted to comply with IFRSs. The required consolidation entries were taken into account and the applicable IFRS rules regarding recognition and measurement were observed. The standards of the IASB (International Accounting Standards Board) were already applied to the REpower Systems Group's annual financial statements as of December 31, 2002. The accounting policies applied to the consolidated financial statements for 2002 were applied unchanged to the consolidated interim financial statements as of March 31, 2003. In addition, the provisions of IAS 34 were observed in the preparation of the interim financial statements. The underlying single-entity financial statements were prepared in euros or converted at the official exchange rate. During the period between March 31, 2003 and the preparation date of this interim report, no events occurred which had a material effect on the net assets, financial position and results of operations of the Group.

Basis of consolidation

In the period under review, the basis of consolidation consisted of the following fully consolidated German and foreign companies:

	Proportion of ordinary share capital held by the Group	
	Mar. 31, 2003 [in %]	Mar. 31, 2002 [in %]
REpower Espana S.L, La Coruña, (E)	100.00	100.00
Denker & Wulf AG	84.15	84.15
Regenerative Energiewandlung REW Wind Geschendorf GmbH & Co. KG	84.15	84.15
Regenerative Energiewandlung REW GmbH	84.15	84.15
Regenerative Energiewandlung REW Wind Westerau VI GmbH & Co. KG	73.71	73.71

Denker & Wulf AG develops wind farm projects. Regenerative Energiewandlung REW Wind Geschendorf GmbH & Co. KG and Regenerative Energiewandlung REW Wind Westerau VI GmbH & Co. KG are both wind turbine operating companies. Regenerative Energiewandlung REW GmbH is both a general partner of other wind farm companies as well as an operator of a wind turbine. "REpower España S.L." (formerly "Jacobs Energia S.L."), whose registered office is in La Coruña, Spain, was the first foreign company to be included in consolidation in 2002. This company was formed in fiscal year 2000 and started operations on October 24, 2000. Its purpose is to develop and market wind turbines in Spain.

Equity-accounted investments

The following foreign associates are included in the interim financial statements for 2003 and were measured at equity for the first time in fiscal year 2002:

	Proportion of ordinary share capital held by the Group	
	Mar. 31, 2003 [in %]	Mar. 31, 2002 [in %]
Les Vents de France S.A.S. (F)	50.00	50.00
Fermes Eoliennes de France S.A.S. (F)	50.00	50.00
Aioliki REpower A.E. (GR)	49.00	49.00
Notus Energy Pty. Ltd. (AUS)	50.00	50.00
REpower Wind Corp. (CAN)	50.00	50.00

These companies are marketing companies that develop REpower's markets outside Germany. Most of them started operating in fiscal year 2002. "Notus Energy Pty. Ltd." (Australia) and "REpower Wind Corp." (Canada) were formed in fiscal year 2002. The 50 percent equity interest in "Fermes Eoliennes de France S.A.S" was acquired on December 12, 2002.

Notes to the balance sheet

Total assets were down EUR 19,306 thousand on the comparable prior-year period. This development relates to current assets. Receivables fell by EUR 27,159 thousand: in particular receivables from project companies dropped by EUR 11,720 thousand. Cash and cash equivalents fell by EUR 10,435 thousand. Inventories, consisting of raw materials and supplies as well as wind turbines under development, increased by EUR 13,361 thousand as of the balance sheet date. The other current asset items did not change materially. Long-lived assets, in particular noncurrent assets, recorded only a relatively minor increase.

Equity fell by EUR 1,109 thousand. The Company's liabilities consist of EUR 57,126 thousand in current liabilities and EUR 7,435 thousand in noncurrent liabilities. Current liabilities fell by EUR 19,023 thousand as of the quarterly reporting date. The increase of EUR 9,924 thousand in current liabilities to banks was due to the fact that trade payables fell significantly (by EUR 15,181 thousand). Income tax liabilities fell by EUR 8,017 thousand as a result of tax payments for previous fiscal years. Noncurrent liabilities primarily decreased due to scheduled repayments of bank loans.

Notes to the income statement

Gross revenue of EUR 36,418 thousand was generated from the sale of wind turbines and wind farms and from service and license earnings in the first three months of 2003. Compared with the prior-year period, gross revenue increased by EUR 14,869 thousand in absolute figures. In relative terms, this corresponds to an increase of 69 percent. At the same time, a higher number of employees caused staff costs to rise to EUR 5,090 thousand (comparable period: EUR 3,644 thousand), while other operating expenses fell to EUR 3,773 thousand (comparable period: EUR 4,252 thousand). These developments resulted in a three-month loss of EUR 1,095 thousand.

Notes to the cash flow statement

The cash flow statement shows a high outflow of funds totaling EUR 20,359 thousand as of the balance sheet date, due to the increase in inventories and the reduction of trade payables. On the one hand, project postponements led to higher inventory levels, while on the other, REpower exploited all possible discount advantages. At the same time, income tax liabilities fell substantially by EUR 8,017 thousand. In contrast, the high level of trade receivables at the end of 2002 was reduced by around EUR 20,386 thousand. Net cash used in investing activities totaling EUR 1,874 thousand related mainly to our Trampe facility, as well as to the expansion of our service and maintenance vehicle fleet.
The cash flow statement as of March 31, 2003 has been compared with a cash flow statement as of the prior-year reporting date. The cash flow statement as of March 31, 2002 reflects the cash flow between the quarterly financial statements as of March 31, 2002 and the consolidated financial statements as of December 31, 2001.




REpower
Systems
JUN 1 9 2003
187

PRESS RELEASE

Gross revenue up 69 percent
Net loss substantially reduced in first quarter of 2003
Gross revenue target of €330 million for 2003 confirmed

Hamburg, May 22, 2003. REpower Systems AG (TecDax, WKN 617703), a wind energy industry leader, recorded gross revenue of €36.4 million in the first quarter of 2003, as against €21.6 million in 2002. This represents an increase of 69 percent. EBIT rose from €-3.2 million in the first quarter of 2002 to €–1.2 million in the same reporting period of 2003. Booked business totaled 233.0 megawatts as of March 31, 2003, remaining on the same high level as in Q1 2002 (231.4 megawatts).

18 wind turbines were installed in Germany. Installed rated output amounted to 25.0 megawatts compared with 10.5 megawatts in the first quarter of 2002, when seven wind turbines were erected. Traditionally, the first quarter is relatively weak compared to the rest of the year due to seasonal fluctuations. Most wind turbines are erected in the fourth quarter.

EBIT was still negative at €-1.2 million due to the traditionally weak development of gross revenue in the first quarter of 2003. However, favorable cost developments, among other things, meant that it improved by around €2 million (EBIT in the first three months of 2002: €–3,169.1 million).

The net loss in the first quarter amounted to €1.1 million, compared with a net loss of €2.2 million in the first three months of 2002. Earnings per share totaled €–0.20 (2002: €0.62).

REpower's growth targets for 2003 are largely covered by its current order intake and project business. As of the end of March 2003, booked business comprised purchase agreements for 140 wind turbines with a total rated output of 233.0 megawatts. This corresponds to a volume of around €196.2 million. These turbines will be erected partly in 2003, and partly in 2004. These figures are virtually unchanged against the end of March 2002 (142 wind turbines with a rated output of 231.4 megawatts and a volume of €188.9 million). In addition, the Group's consolidated associate, Denker & Wulf AG, is expect-

ing to realize projects involving a total of 80 wind turbines (approx. 120 megawatts) in 2003.

On the basis of its booked business and the projects realized to date, REpower's performance is in line with its projections for the current fiscal year. "Due to delays in several approval processes, we are expecting to realize our growth targets mainly in the third and fourth quarters of fiscal year 2003", commented Jens-Peter Stöhr, CFO of REpower, on the outlook for the first half of 2003.

In the second quarter of 2003, REpower Systems AG expects to erect its first MD 70 turbine, which has a hub height of 65 meters, in Nova Fes in the Czech Republic. "We are delighted by our successful market entry in the Czech Republic," commented Prof. Fritz Vahrenholt, Chairman of the Managing Board of REpower Systems AG, on the planned erection of the turbine. "Despite the fact that a growing proportion of our revenue is generated abroad, we currently expect that a large part of our growth in 2003 will not be realized abroad, as initially planned, but in Germany due to the sluggish development on several foreign markets", he said in relation to REpower's international prospects.

In the reporting period, REpower more or less completed development work on the 2-megawatt REpower MM 82 wind turbine. Following the presentation of this highly innovative and competitive turbine at the *Hannover Messe*** trade fair in April 2003, the prototype is scheduled for erection in June 2003. In addition, a 60 Hz version of the MD wind turbine, intended for the Japanese market, was manufactured ready for shipment in the first quarter of 2003.

** Anmerkung der Übersetzerin: Zwei Wörter auf Deutsch

Notes
Key figures for the REpower Systems Group

Key figures for Group in accordance with IFRSs	Consolidated Jan. 1, 2003 – Mar. 31, 2003	Consolidated Jan. 1, 2002 – Mar. 31, 2002
Revenue in € thousands	32,953.5	22,207.6
Gross revenue in € thousands	36,417.7	21,550.9
Loss from operations in € thousands	-1,197.7	-3,169.1
Result before income taxes and minority interest in € thousands	-1,283.7	-3,507.3
Result before minority interest in € thousands	-920.1	-2,124.0
Net loss in € thousands	-1,094.9	-2,226.5

	Mar. 31, 2003
Total assets in € thousands	174,419.0
Shareholders' equity in € thousands	107,500.9
Equity ratio in %	61.6
Number of no-par value shares* (€1)	5,396,931
Earnings per share in €	-0.20
Issue price in €	41.00
Initial listing on the Neuer Markt in €	42.00
Closing price on Mar. 31, 2003 in €	17.73**
First trading day on the Neuer Markt in Frankfurt	March 26, 2002

* Weighted average

Customer orders processed by the REpower Systems Group by quarter for 2001 and 2002

Quarter	QI	Q II	QIII	QIV	Total
No. of turbines in 2001	16	22	25	56	119
MW in 2001	15.45	15.20	25.80	67.30	123.75
No. of turbines in 2002	9	42	34	73	158
MW in 2002	13.50	58.10	50.10	105.30	227.00

** Anmerkung der Übersetzerin: Im Quartalsbericht steht „17,72“

Order settlement by wind turbine model for Q1 2003 and Q1 2002

	Q I 2003		Q I 2002	
	Jan. 1. – March 31		Jan. 1. – March 31	
Wind turbine model	No.	MW	No.	MW
MM 70	0	0	0	0
MD 70/77	14	21.0	7	10.5
57/1000	4	4.0	0	0
48/750	0	0	0	0
43/600	0	0	0	0
	18	**25.0**	**7**	**10.5**

The following table shows the REpower Systems Group's booked business as of March 31, 2003 and March 31, 2002:

	Mar. 31, 2003		Mar. 31, 2002	
Wind turbine model	Number of wind turbines	Total capacity in MW	Wind turbine model	Number of wind turbines
MM 70	51	102.0	50	100.0
MD 70/77	84	126.0	82	123.0
57/1000	5	5.0	6	6.0
48/600	0	0	4	2.4
	140	**233.0**	**142**	**231.4**

Über REpower:
Die REpower Systems AG ist im Zukunftsmarkt Windenergie tätig. Zum Leistungsspektrum des Unternehmens gehören die Systementwicklung, die Lizenzierung, die Produktion und der Vertrieb von Windenergieanlagen; abgerundet wird das Angebot durch einen umfassenden After-Sales-Service. Zudem hält REpower eine Mehrheitsbeteiligung an der Projektierungs- und Betriebsgesellschaft für Windenergieanlagen, der Denker & Wulf AG. Durch die Präsenz an den entscheidenden Stationen der Wertschöpfungskette verfügt REpower über Gesamtkompetenz in der Windenergie. Mit über 400 Mitarbeitern kann das Unternehmen mit Hauptsitz in Hamburg auf die Erfahrungen aus der Fertigung und Installation von weltweit mehr als 850 Windenergieanlagen zurückgreifen. Die technologisch starken und qualitativ hochwertigen Anlagen werden im Entwicklungszentrum in Rendsburg geplant und in den Werken in Husum (Nordfriesland) und Trampe (Brandenburg) gefertigt. Das international expandierende Unternehmen ist mit Tochtergesellschaften u.a. in Griechenland, Frankreich, Spanien und Australien vertreten.

Kontakt:

REpower Systems AG

Bettina Linden / Public Relations	Isabelle von Grone* / Investor Relations
phone:+49-40-53 93 07-14	phone: +49-40-53 93 07-23
fax: +49-40-53 93 07-37	fax: +49-40-53 93 07-77
E-mail: b.linden@repower.de	E-mail: i.grone@repower.de

Publication of the Q1 results will be accompanied by a conference call for analysts and journalists. You can listed to a recording of this conference call by dialing +49-69-92053444 between 12.00 p.m. (CET) on May 22, 2003 and May 25, 2003.

*formerly: Isabelle von Wrede


REpower
Systems

AD HOC disclosure

Gross revenue up 69 percent
Net loss substantially reduced in first quarter of 2003
Gross revenue target of €330 million for 2003 confirmed

REpower Systems AG (TecDax, WKN 617703), a wind energy industry leader, recorded gross revenue of €36.4 million in the first three months of 2003, as against €21.6 million in 2002. This represents an increase of 69 percent.

18 wind turbines with a total rated output of 25 megawatts were installed. Traditionally the first quarter is relatively weak compared to the rest of the year due to seasonal fluctuations. Most wind turbines are erected in the fourth quarter.

EBIT was still negative at €-1.2 million due to the traditionally weak development of gross revenue in the first quarter of 2003. However, favorable cost developments, among other things, meant that it improved by around €2 million (EBIT in the first three months of 2002: €–3,169.1 million).

The net loss in the first quarter amounted to €1.1 million, compared with a net loss of €2.2 million in the first three months of 2002. Earnings per share totaled €–0.20 (2002: €0.62).

REpower's growth targets for 2003 are largely covered by its current order intake and project business. As of the end of March 2003, booked business comprised purchase agreements for 140 wind turbines with a total rated output of 233.0 megawatts. This corresponds to a volume of around €196.2 million. These turbines will be erected partly in 2003, and partly in 2004. These figures are virtually unchanged as against the end of March 2002 (142 wind turbines with a rated output of 231.4 megawatts and a volume of €188.9 million). In addition, the Group's consolidated associate, Denker & Wulf AG, is expecting to realize projects involving a total of 80 wind turbines (approx. 120 megawatts) in 2003.

On the basis of its booked business and the projects realized to date, REpower's performance is in line with its projections for the current fiscal year. With regard to the first half

of 2003, REpower expects to realize its growth targets mainly in the last two quarters of fiscal year 2003.

The complete interim report and further information is available at www.repower.de or by contacting:

REpower Systems AG
Isabelle von Grone*/ Investor Relations
phone: +49-40-53 93 07 23
fax: +49-40-53 93 07 77
E-mail: i.grone@repower.de

REpower Systems AG
Bettina Linden/ Public Relations
phone: +49-40-539307 14
fax: +49-40-53 93 07 37
E-Mail: B.Linden@repower.de

*formerly: Isabelle von Wrede